Exhibit 99-1
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Koor Industries Ltd.



           Koor Industries announces that claim has been filed against
                         Makhteshim Chemical Works Ltd.
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Koor Industries Ltd. ("Koor") hereby gives notice that Makhteshim-Agan
Industries Ltd. ("Makhetshim Agan"), a public company traded on the Tel Aviv Stock Exchange and in which Koor has a holding of approximately 39%, has reported that on 7.10.2007, it learned that a financial claim and application for the claim to be certified as a class action under the Class Actions Law, 5766-2006, has been filed in the Be'er Sheva District Court against Makhteshim Chemical Works Ltd. ("Makhteshim"), a wholly-owned subsidiary of Makhteshim Agan, by three residents of Wadi el-Na'im, alleging damage to their health seemingly caused by Makhteshim's plant at Ramat Hovav, for various causes related to air pollution.

The claim and the application for certification as a class action have not yet been served on Makhteshim. If the claim is certified as a class action, the plaintiffs estimate the amount claimed from Makhetshim at one billion shekels. According to the abovementioned Makhteshim Agan's report, Makhteshim is unable, at this preliminary stage, to assess the likelihood of success of the claim and application for certification.